UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 7 and 8, 2015, the requisite Italian Internal Dealing forms were issued and made publicly available on the Company’s website at www.luxottica.com, on the “1 info” storage platform at www.1info.it. and were also filed with CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”), please see the Company’s Annual Report on Form 20-F available on the Company’s website and filed with the SEC.

On May 5 and May 6, 2015, Delfin S.à r.l. acquired 160,000 and 140,000 ordinary shares of the Company.  The shares were acquired in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 57.5766 and 56.5312, respectively.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: May 11, 2015		MICHAEL A. BOXER
Group General Counsel